Exhibit 99.1

FAST TRACK GROUP Reports Financial and Operational Results for the Full Year Ended February 28, 2026

SINGAPORE, June 30, 2026 – FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, announced its financial and operational results for the fiscal year ended February 28, 2026, and issued a letter to shareholders highlighting recent operational highlights and future business outlook.

Management Commentary - Chief Executive Officer Harris Lim

Dear Valued Shareholders,

As we reflect on this past fiscal year, I am pleased to share the operational momentum and financial improvements Fast Track has achieved. In 2025, we made a commitment to strengthen our celebrity agency business, as we believe this line of work positions us to be a more valuable partner to our clients and celebrity partners while building a scalable platform for long-term financial growth. This past fiscal year offered an early indication of that strategy in action, and we are encouraged by the results to date and the foundation they provided for our broader growth trajectory.

Fiscal 2026 Reflection

Beyond refining our business model and strategic focus, we made targeted investments back into our business, particularly in our sales and partnerships team. These investments were designed to help us engage with projects at an earlier stage, remain a trusted and embedded partner, deepen relationships across our client and celebrity network, identify opportunities to expand into future engagements, and ultimately deliver higher-quality services.

These investments helped Fast Track execute several meaningful deals with celebrities, brands, clients, and agencies during the fiscal year. These opportunities included multiple brand activation projects in collaboration with renowned APAC celebrities, strategic partnerships with talent management and creative agencies, Fast Track-led celebrity events, and our appointment as an official representative of the rising K-pop group KIIRAS.

While these opportunities contributed to our strong financial results for the year, we believe their greater significance lies in the quality and nature of the deals we are now able to secure. Multi-part projects, long-term celebrity partnership, and the expansion of our celebrity roster validate our strategy of moving beyond one-off engagements. They demonstrate that our commercial momentum is accelerating through larger, more strategic enterprise partnerships. We believe these projects can serve as an operational blueprint for monetizing premium entertainment ecosystems and validation that Fast Track can help clients pursue multi-project contracts in a market where many competitors remain focused on single-project engagements. And as we continue to scale our business, we expect our cost structure to become more balanced and normalized over time.

Together, these accomplishments demonstrate that our strategic initiatives are gaining market traction and strengthening the foundation of our business. With a more resilient model, deeper industry relationships, and a growing pipeline of higher-quality opportunities, Fast Track is well-positioned to continue creating value and driving sustainable growth across the Southeast Asian entertainment market.

Fiscal 2027 Outlook

At our current size and scale, our team remains focused on driving top-line growth, strengthening operational resilience, and further developing a scalable, recurring business model. The opportunities secured over the past several months will serve as foundational pieces to build off. Our recent three-part celebrity partnership agreement with Dream Cruises is a clear example of this in action. Not only are we replicating the three-part brand activation model, we are also re-engaging Amotti and KIIRAS, two celebrities we worked with in 2025 and early 2026, to support this project. We intend to continue expanding our celebrity and broader industry partner network to identify and pursue new collaboration opportunities in the future.

Beyond these commercial wins, our team is currently in advanced stages of formalizing a transformational partnership with a Tier 1 global media conglomerate. We view this milestone as an opportunity to meaningfully expand our platform to a much larger audience currently out of our reach. We believe this move has the potential to fundamentally redefine Fast Track’s long-term valuation, broaden access to scaled business opportunities and celebrity networks, and ultimately create lasting shareholder value.

As our project portfolio, industry partnerships, and pipeline continue to expand, strategic growth capital will inevitably become necessary. Certain opportunities may require upfront investment to unlock their future earnings potential. We intend to balance these near-term capital needs with long-term shareholder considerations, ensuring that any growth initiative is pursued thoughtfully and with discipline.

We appreciate the continued support of our investors and partners as we navigate and enter the next phase in Fast Track’s journey. The opportunities we are pursuing are centered on sustainable growth and long-term shareholder value, and we remain grateful for your confidence in our direction.

Sincerely,

Harris Lim
Chief Executive Officer and Director

Audited Financial Results for the Full Year Ended February 28, 2026

Total Revenues increased 112% to $1.7 million for the full year ended February 28, 2026, compared to $0.8 million in the same period last year. The increase was primarily due to strategic enhancements to the Company’s celebrity agency business, which expanded its service offerings, strengthened client and celebrity partnerships, and enabled larger, multi-phase brand activation campaigns across the region.

Cost of Revenue increased to $1.0 million for the full year ended February 28, 2026, compared to $0.7 million in the same period last year. The increase was primarily attributable to higher expenses associated with executing large-scale, multi-phase brand activation campaigns and expanding the Company’s celebrity and influencer partnerships.

Gross Profit increased 543% to $654,000 (gross margin of 39%) for the full year ended February 28, 2026, compared to $95,000 (gross margin of 13%) in the same period last year. The increase was primarily due to an expanded service offering with higher profit margin, compared to the predominantly agency-based services provided in the prior period.

Total Operating Expenses increased to $5.6 million for the full year ended February 28, 2026, compared to $0.4 million in the same period last year. The increase was primarily due to business and relationship development and marketing to drive growth throughout Southeast Asia after the IPO, investments in team expansion to support client relationships and brand positioning, and one-off professional fees related to the Company’s transition to a public company.

Net Loss was approximately $4.8 million for the full year ended February 28, 2026, compared to a net loss of $335,000 in the same period last year.

As of February 28, 2026, cash and cash equivalents were approximately $1.9 million compared to $0.2 million in the same period last year.

For more information regarding Fast Track’s financial results, including financial tables, please see the company’s Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2026 . The Company’s SEC filings can be found on the SEC’s website at https://www.sec.gov/ or the Company’s investor relations site at https://www.fastrack-group.com/investor-relations.

About FAST TRACK GROUP

FAST TRACK GROUP (Nasdaq: FTRK) is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Fast Track Entertainment (FTE) is a wholly-owned subsidiary of Fast Track Group (NASDAQ: FTRK), shaping global entertainment from Asia through celebrity partnerships, artist representation, and live entertainment experiences. Founded in Singapore in 2012, FTE has built a strong track record working with global and Korean celebrities such as Jessica Jung, MINNIE of i-dle, and TREASURE, and most recently signed KIIRAS, a 6-member K-pop girl group, for global live entertainment and concert tour representation across the APAC region.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results. It encourages investors to read the risk factors contained in the Company’s final prospectus, and other reports it files with the SEC, before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com

FAST TRACK GROUP

CONSOLIDATED BALANCE SHEETS

	As of
	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	US$
ASSETS
Current assets:
Cash and cash equivalents	268,436	2,375,293	1,879,782
Accounts receivable, net	113,643	-	-
Deposits, prepayments and other current assets	15,340	6,370,728	5,041,729
Deferred public offering costs	787,977	-	-
Contract costs	147,135	3,202,775	2,534,643
Total current assets	1,332,531	11,948,796	9,456,154

Non-current assets:
Property and equipment, net	2,030	261,021	206,569
Operating lease right-of-use assets, net	23,252	408,807	323,526
Prepayments	-	461,489	365,218
Total non-current assets	25,282	1,131,317	895,313

TOTAL ASSETS	1,357,813	13,080,113	10,351,467

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	438,700	-	-
Accrued liabilities and other payables	585,028	1,577,417	1,248,351
Contract liabilities	544,678	-	-
Amount due to related parties	691,981	11,829	9,361
Operating lease liabilities, current	20,463	153,476	121,459
Loans payable, current	3,442	-	-
Total current liabilities	2,284,292	1,742,722	1,379,171

Non-current liabilities:
Operating lease liabilities, non-current	2,789	255,331	202,067
Warrant liabilities	276,250	-	-
Total non-current liabilities	279,039	255,331	202,067

TOTAL LIABILITIES	2,563,331	1,998,053	1,581,238

Commitments and contingencies	-	-	-

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares, US$0.001 par value, 50,000,000 shares authorized, 17,500,000 and 21,812,500 shares issued and outstanding as of February 28, 2025 and February 28, 2026 respectively	23,550	29,000	22,950
Additional paid in capital	1,076,450	19,461,288	15,401,464
Accumulated deficits	(2,305,518)	(8,408,228)	(6,654,185)
Total shareholders’ (deficit) equity	(1,205,518)	11,082,060	8,770,229

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	1,357,813	13,080,113	10,351,467

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	S$	US$
Revenue
- Related parties	1,170,951	-	-	-
- Third parties	120,000	1,013,482	2,147,134	1,699,220
	1,290,951	1,013,482	2,147,134	1,699,220
Cost of revenue	(1,025,516)	(884,883)	(1,320,170)	(1,044,769)
Gross profit	265,435	128,599	826,964	654,451

Operating expenses
Depreciation and amortization	-	(185)	(27,105)	(21,451)
Sales and marketing expenses	-	-	(4,619,523)	(3,655,843)
Operating lease expenses	(20,987)	(40,464)	(76,137)	(60,254)
General and administrative expenses	(210,899)	(514,879)	(2,379,860)	(1,883,397)
Total operating expenses	(231,886)	(555,528)	(7,102,625)	(5,620,945)

Operating income (loss)	33,549	(426,929)	(6,275,661)	(4,966,494)

Other (expenses) income, net
Other income	267	877	25,734	20,366
Interest income	-	-	151,040	119,532
Interest expense	(468)	(26,398)	(3,823)	(3,026)
Total other (expenses) income, net	(201)	(25,521)	172,951	136,872

Income (Loss) before taxes	33,348	(452,450)	(6,102,710)	(4,829,622)

Income tax expense	-	-	-	-

Net income (loss)	33,348	(452,450)	(6,102,710)	(4,829,622)

Net income (loss) per share - basic and diluted	0.002	(0.026)	(0.280)	(0.221)
Basic and diluted weighted average shares outstanding	17,500,000	17,500,000	21,812,500	21,812,500

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	33,348	(452,450)	(6,102,710)	(4,829,622)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of operating lease right-of-use assets	-	-	76,137	60,254
Depreciation of property and equipment	-	185	27,105	21,451
Provision for expected credit losses accounts	97,167	45,093	-	-
Changes in assets and liabilities:
Accounts receivable
- Related parties	(22,167)	-	-	-
- Third parties	(136,793)	(96,943)	113,643	89,936

Deposits, prepayments and other current assets	(7,396)	(7,944)	(6,816,877)	(5,394,806)
Contract costs	-	(147,135)	(3,055,640)	(2,418,202)
Accounts payable	-	-	(438,700)	(347,183)
Accrued liabilities and other payables	9,625	559,684	992,389	785,366
Contract liabilities	16,699	527,979	(544,678)	(431,053)
Operating lease liabilities	-	-	(76,137)	(60,254)
Net cash (used in) generated from operating activities	(9,517)	428,469	(15,825,468)	(12,524,113)

CASH FLOWS FROM INVESTING ACTIVITY
Purchase of plant and equipment	-	(2,216)	(286,096)	(226,413)
Net cash used in investing activity	-	(2,216)	(286,096)	(226,413)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	-	276,250	-	-
Repayments of borrowings	(10,181)	(10,502)	(279,692)	(221,345)
Net proceeds from initial public offering	-	-	19,178,265	15,177,481
Deferred public offering costs	-	(787,977)	-	-
Repayment of amount due to directors, net	(29,232)	361,219	(680,152)	(538,265)
Net cash (used in) generated from financing activities	(39,413)	(161,010)	18,218,421	14,417,871

Net (decrease) increase in cash and cash equivalents	(48,930)	265,243	2,106,857	1,667,345
Cash and cash equivalents, beginning of year	52,123	3,193	268,436	212,437
Cash and cash equivalents, end of year	3,193	268,436	2,375,293	1,879,782

Supplementary cash flow information:
Interest paid	(468)	(148)	(3,823)	(3,025)